

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Ralph Thurman
Chief Executive Officer
Presbia PLC
120/121 Baggot Street Lower
Dublin 2 Ireland

> **Re: Presbia PLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 9, 2014**
> **File No. 333-194713**

Dear Mr. Loshitzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 2

1. We note your response to prior comment 1 and your revised disclosures on pages 3 and 44. Please revise your discussion on page 3 to disclose the second sentence of your response to prior comment 1. Disclose how much it will cost to complete the pivotal trial so that investors will understand the extent to which you rely on increased revenues in future periods to complete this trial. Please also revise your Liquidity and Capital Resources discussion on page 63 to disclose the role that revenues will serve to fund your business operations in future periods.

Summary Combined Financial Data, page 9 and Combined Selected Financial Data, page 50

2. Please also present your net loss per share.

Regulatory Requirements Outside of the United States, page 87

3.   In light of your response to prior comment 2 and your revised disclosure on page 29, please revise your regulatory discussion to address specifically the regulatory requirements in both China and India.

Principal Shareholders, page 107

4.   We note your disclosure on page 8 concerning Presbia Holdings' indication of interest to purchase up to 15% of the ordinary shares in the offering. Please revise your discussion to highlight Mr. Ressler's post-offering beneficial holdings assuming that Presbia Holdings purchases 15% of the shares in the offering.

Financial Statements, page F-1

5.   Please disclose the rights and preferences of the ordinary shares and the Euro shares, and the deferred shares in your interim statements. Refer to FASB ASC 505-10-50-3. Also, please explain how you considered the Euro shares in your calculation of net loss per share.

Exhibit 1.1

6.   We refer to Exhibit A-2 and note that this lock-up agreement defines Presbia Holdings as the "Company" and, as such, the term "Shares" appears to relate to shares of Presbia Holdings as opposed to shares of the registrant, Presbia PLC. Accordingly, please file a revised agreement that clarifies the shares that are the subject of the lock-up agreement, or advise.

Exhibit 5.1 and 8.2

7.   Purchasers of securities in the offering are entitled to rely on counsel's opinion. Please have counsel revise the opinion to remove the limitation on reliance contained in section 1.3. Refer to section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

8.   We refer to section 1.4. Please tell us the purpose of this qualification and how it relates to the legality of the securities. Please refer to section II.B.3.a of Staff Legal Bulletin No. 19.

9.   We refer to section 1.6(b), the paragraph that follows 1.6(b), section 1.8, and section 1.12. Investors are entitled to rely on the opinion and should not bear the risk that counsel may have failed to review all documents or to conduct all searches that would that would have bearing on the legality of the securities. Please refer to section II.B.3.a of Staff Legal Bulletin No. 19 and have counsel remove these sections from the opinion.

10.   Please tell us the purpose of each qualification contained in section 1.7 and explain how each one relates to the legality of the securities.

11.   We refer to section 2.2. Counsel must opine on all material tax consequences of the offering, not merely the accuracy of the description in the prospectus. In contrast, we note that section 2.2 states that counsel's tax opinion is a summary of laws that is correct in all material respects. Please refer to section III.C.2 of Staff Legal Bulletin No. 19 and have counsel revise section 2.2 of its opinion accordingly. Please also have counsel revise the second paragraph of its tax opinion on page 132 to remove the reference to its tax opinion as "a general guide" which we view as counsel improperly limiting investor reliance on the opinion.

12.   We refer to the list of assumptions contained in Schedule I. Please refer to section II.B.3.a of Staff Legal Bulletin No. 19 and have counsel remove the following items from the schedule: Items 7, 13, 16, 27-30. Alternatively, please provide an analysis that explains why each assumption is both necessary and appropriate to the opinion. After reviewing any analyses that you provide in response, we may have additional comments.

Exhibit 8.1

13.   We refer to the fifth paragraph of the opinion. Counsel must opine on the tax consequences of the offering, not merely the accuracy of the description in the prospectus. Please refer to section III.C.2 of Staff Legal Bulletin No. 19 and have counsel revise its opinion accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Peter H. Ehrenberg, Esq. – Lowenstein Sandler LLP